
Mail Stop 4631

October 1, 2009

Via U.S. mail and facsimile

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th Floor
Clearwater, FL 33755

> RE: **Commonwealth Income & Growth Fund VII, LP**
> **Form S-1/A filed September 10, 2009**
> **File No. 333-156357**

Dear Ms. Springsteen-Abbott:

We have reviewed your filing and have the following comments.

Form S-1/A

Prospectus Cover Page

1. We note your response to comment 1 in our letter dated September 2, 2009. As revised, the second bullet point continues to suggest that distributions in liquidation will yield returns on investment, rather than only returns of capital. Please revise this bullet point to clarify that distributions in liquidation are no more certain to provide a return on investment than they are to provide a partial or complete return of original investment. Alternatively, please remove the phrase "until the fund is liquidated." Please also revise your sales materials accordingly.

Our Industry and Our Company, page 22

2. We note your response to comment 2 in our letter dated September 2, 2009. Please remove the equipment and software industry growth data from your prospectus and sales materials as not representative of the industry in which you plan to invest.

Ms. Kimberly A. Springsteen-Abbott
Commonwealth Capital Securities Corp.
October 1, 2009
Page 2

Table II – Prior Performance Tables

3. We note your response to comment 4 in our letter dated September 2, 2009, and that your tables are dated as of June 2009. Please update your prior performance tables as of the most recent practicable date.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 with any other questions.

                            Sincerely,

                            Pamela A. Long
                            Assistant Director

cc: Phillip Pillar
        Greenberg Traurig, LLIP
        2700 Two Commerce Square
        2001 Market Street
        Philadelphia, PA 19103